Exhibit 99.1

VANC Pharmaceuticals Commences Commercialization in British

Columbia and Receives $1,095,728 in Proceeds from Warrant and

Option Exercises

July 8, 2015 – Vanc Pharmaceuticals Inc. (“Vanc” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (OTC) markets, is pleased to announce that it has commenced commercialization of its generic drug portfolio in British Columbia (BC) and has started shipping initial purchase orders to pharmacy customers.

“We are excited to have launched sales in our home province of BC and over the next two quarters we will work towards listing on other Provincial formularies which will open up additional markets in our roll-out strategy,” said Arun Nayyar, CEO of Vanc.  “We look forward to ramping up sales in Q3-2015 and introducing additional products to our customers.”

Further, to the Company’s press release from March 12, 2015 the Company has received an additional $1,095,728 from warrant and option exercises, bringing the total proceeds from warrant and option exercises during the first two quarters of the calendar year to $3,095,728.

On behalf of:

Vanc Pharmaceuticals Inc.

Aman Parmar

CFO and Director

aparmar@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.